

SUNRISE

STATEMENT OF FINANCIAL CONDITION

Sunrise Brokers, LLC
December 31, 2018
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68325

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/18   AND ENDING   12/31/18
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SUNRISE BROKERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 25th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay   212-294-7849
                                                 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC1410 (06-02)

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Sunrise Brokers, LLC (the "Company"), as of December 31, 2018, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Bisgay
Chief Financial Officer



Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Members' Interest.
☑ Notes to Statement of Financial Condition
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required By CFTC Regulation 1.16.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.
☐ Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Members and Management of Sunrise Brokers, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sunrise Brokers, LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 28, 2019

Sunrise Brokers, LLC

Statement of Financial Condition

December 31, 2018
(In Thousands)

Assets

Cash and cash equivalents	$	16,099
Accrued commissions receivable, net		7,463
Receivables from broker-dealers and clearing organizations		500
Forgivable loans and other employee receivables, net		143
Fixed assets, net		90
Other assets		1,124
Total assets	$	25,419

Liabilities and Members' Interest

Accrued compensation	$	5,175
Payables to related parties		1,633
Accounts payable and accrued liabilities		1,223
Total liabilities		8,031

Commitments and contingencies (Note 3)

Members' interest		
Total members' interest		17,388
Total liabilities and members' interest	$	25,419

See notes to statement of financial condition

Sunrise Brokers, LLC

Notes to Statement of Financial Condition

December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Sunrise Brokers, LLC (the "Company") is a registered broker-dealer with the Securities Exchange Commission ("SEC") and an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services for equity, equity derivatives, corporate debt, and government securities to institutional clients and other broker dealers.

The Company is a limited liability company and was organized in the State of Delaware. The Company is owned by Sunrise Brokers Ltd (60%) ("SBL") and BGC Partners, L.P. (40%), both of which are indirect, wholly-owned subsidiaries of BGC Partners, Inc. ("BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("Cantor").

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Company derives its revenues primarily through commissions from agency transactions.

Commissions – Commissions revenue is derived from securities whereby the Company connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the service and can direct the use of, and obtain substantially all of the remaining benefits from the asset.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Broker-dealers and Clearing Organizations – Receivables from broker-dealers and clearing organizations represent cash deposits with various broker-dealers and clearing organizations to conduct ongoing clearance activities.

Accrued Commissions Receivable, net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities and other derivative brokerage transactions.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

1. General and Summary of Significant Accounting Policies (continued)

Forgivable Loans and Other Employee Receivables, net – Forgivable loans and other employee receivables are advances on bonuses and salaries and other loan contracts such as forgivable loans that the Company may, from time to time, execute with employees. Employee forgivable loans are recorded at historical value and are amortized using the straight-line method over the service period, which is generally two or three years.

Income Taxes – Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP ASC Topic 740, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Company is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

Recent Accounting Pronouncements – In May 2014, the FASB issued Accounting Standard Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. This ASU replaced certain existing revenue recognition guidance. The guidance as stated in ASU No. 2014-09 was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date*, which deferred the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606):Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The Company has adopted the standard on its required effective date of January 1, 2018 using the modified retrospective transition method. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

Sunrise Brokers, LLC

Notes to Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements – In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases*, to clarify how to apply certain aspects of the new leases standard. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842), Targeted Improvements*, which provides an additional (and optional) transition method to adopt the new leases standard. ASU 2018-11 also contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted. The Company has adopted the standards on their required effective date and is using the effective date as the date of initial application. As a result, pursuant to this transition method financial information was not updated and the disclosures required under the new leases standards were not provided for dates and periods before January 1, 2019. The new guidance provides a number of optional practical expedients to be utilized by lessees upon transition. Accordingly, the Company expects to elect the 'package of practical expedients,' which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The new standard also provides practical expedients for an entity's ongoing accounting as a lessee. The Company currently expects to elect the short-term lease recognition exemption for all leases that qualify. The Company also currently expects to elect the practical expedient to not separate lease and non-lease components for all of leases other than leases of real estate. The Company, acting primarily as a lessee, currently believes the most material effects of adoption will relate to the recognition of a new ROU asset and lease liability on its statement of financial condition for its real estate operating leases, and these impacts are expected to represent approximately 4 percent and 12 percent of the Company's Total assets and Total liabilities, respectively. The Company does not believe the adoption of the new guidance will have a significant impact on its statement of financial condition.

See Note 3 – Commitments and Contingencies for additional information.

2. Fixed Assets, net

Fixed assets, net consisted of the following:

	December 31, 2018
Computer equipment	$ 645
Leasehold improvements	455
Software, including software development costs	12
	1,112
Less: accumulated depreciation and amortization	1,022
Fixed assets, net	$ 90

3. Commitments and Contingencies

Leases – The Company is obligated for minimum rental payments under a lease, for office space, expiring in 2021. As of December 31, 2018, the minimum lease payments under this arrangement are as follows:

Years Ending December 31,	Minimum Lease Payments
2019	$ 408
2020	416
2021	208
Total	$ 1,032

The Company has a $182 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit, the letter of credit expires in 2021. The collateral of $182 for this letter of credit is included in Other assets in the Company's statement of financial condition.

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Company is involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Risk and Uncertainties – The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of financial markets in which the Company provides services.

4. Related Party Transactions

Cantor and other affiliates provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocation for utilization of accounting, treasury, human resources, legal and technology services. For the year ended December 31, 2018, the Company was charged by affiliates for such services for which the unpaid balances are included in Payables to related parties in the Company's statement of financial condition.

An affiliate of the Company enters into various agreements with certain of its employees whereby these employees received loans which are forgiven over a specified period of time. The forgivable loans are recorded at historical value and are amortized over the term of the service period, which is generally three to four years. The Company is charged for the amortization, forgiveness or other compensation related expenses associated with such loans. For the year ended December 31, 2018, the Company was allocated costs related to amortization of such awards for which the unpaid balances are included in Payables to related parties in the Company's statement of financial condition.

Pursuant to an agreement dated March 28, 2011, the Company sold commissions receivable to SBL. Pursuant to a new agreement with SBL effective July 1, 2018, the Company purchased commissions receivable of approximately $6,640.

Payables to related parties are related to fees paid by affiliates on behalf of the Company for various expenses.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. The Company has elected to compute its net capital using the basic method, which requires the Company to maintain minimum net capital equal to the greater of $100 or 6 2/3% of aggregate indebtedness. As of December 31, 2018, the Company had net capital of $8,568 which was $8,033 in excess of its required net capital.

The Company is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. The Company did not have any subordinated borrowings during the year ended December 31, 2018.

6. Revenue from Contracts with Customers

There was no material impact as a result of applying the new revenue recognition standard, as codified within ASU Topic 606, to the Company's statement of financial condition for the year ended December 31, 2018.

Contract Balances – The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

At December 31, 2018, the Company had receivables related to revenues from contracts with customers of $7,463. At January 1, 2018, receivables related to revenues from contracts with customers were negligible. The Company had no impairments related to these receivable at December 31, 2018.

7. Income Taxes

As of December 31, 2018, the Company had net deferred tax assets of $2, which consists primarily of book-tax differences related to depreciation. The Company had an effective tax rate of 0.85%, which is different from the NYC UBT statutory rate of 4.0% due primarily to the effect of certain tax benefits recorded in the current period as well as business income allocated outside of NYC.

The Company analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction and determined that there were no material tax liabilities as of December 31, 2018. The Company is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2015 in all jurisdictions.

8. Off-Balance Sheet Risks

Credit Risk

Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage its exposure to credit risk. The Company maintains a thorough credit approval process to limit exposure to counterparty risk and employs stringent monitoring to control the counterparty risk from its matched principal. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Company may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Company may have market risk exposure on these transactions. The Company's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

8. Off-Balance Sheet Risks (continued)

The Company attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging its exposure. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Company's statement of financial condition for any particular reporting period.

Operational Risk

In providing products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

9. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.